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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/2006 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hastings Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene Brownstein (212) 485-3111
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Arlene Brownstein , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hastings Capital Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO/President

Title

Notary Public

SEAN LEAHY
Notary Public, State of New York
No. 01LE6120752
Qualified in King County
Commission Expires December 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hastings Capital Group, LLC

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members of
Hastings Capital Group, LLC

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hastings Capital Group, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 29, 2008

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(a wholly-owned subsidiary of
Enterprise Community Investment, Inc.)

SEC ID#: 8-43068

DECEMBER 31, 2007

ENTERPRISE EQUITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

( ) (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act

( ) (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and Cash Equivalents	$ 283,970
Fixed Assets, at cost, net of accumulated depreciation of $350	6,652
Prepaid Expenses and Other Assets	105,899
Total Assets	$ 396,521
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Deferred fee income	$ 479,170
Accrued expenses	36,483
Total liabilities	515,653
Members' Equity (Deficiency)	(119,132)
Total Liabilities and Members' Equity	$ 396,521

The Independent Auditor's Supplementary Report of Internal Control required by SEC Rule 17a-5(g)(1) is available upon request at the local office of the Securities and Exchange Commission.

See Notes to Statement of Financial Condition

1. NATURE OF BUSINESS:

Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") pursuant to which it is exempt from Rule 15c3-1 under paragraph (k)(2)(i) of the rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company earns fees from securities offerings in which the Company acts as a private placement agent. These fees, which are received up front, are recognized ratably over the terms of the contracts, typically one year.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the Company's management.

The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The Company is subject to New York City unincorporated business tax.

3. RELATED PARTY TRANSACTIONS:

Pursuant to an expense sharing agreement with an entity affiliated through common ownership (the "Affiliate"), the Company reimburses the Affiliate for rent, compensation and general operating expenses paid by the Affiliate.

4. NET CAPITAL REQUIREMENT:

As a broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital, as defined, of 12-1/2% of aggregate indebtedness in the initial year, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had a net capital deficiency of $237,008 before its requirement of $5,000. The deficiency was the result of an audit adjustment made to reclassify certain upfront nonrefundable placement fees which had been recorded as revenue upon the effective date of the subject contracts subject to the Company's receipt of the full annual fee. Such fees should be recognized as revenue ratably over the term of the contracts, typically one year. On February 29, 2008, upon notification to the Company of the audit adjustment to correct fee income and to record the related deferred fee income liability, a member contributed capital of $175,000.

(UNAUDITED)

With the inclusion of the additional capital, the Company's net capital at February 29, 2008 was in excess of the requirement.

5. RECENT ACCOUNTING PRONOUNCEMENT:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

END